UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the nine months ended September 30, 2018 of Dynagas LNG Partners LP (the "Partnership").

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on March 9, 2018.

In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	potential turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases or decreases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps (if any);

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from our vessel acquisitions;

•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;

•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	the anticipated taxation of our Partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	charterers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We make no prediction or statement about the performance of our units.  The various disclosures included in this Report on Form 6-K and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the nine month periods ended September 30, 2018 and 2017. Unless otherwise specified herein, references to the "Partnership", "we", "our" and "us" or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our "General Partner" are to Dynagas GP LLC, an entity owned and controlled by our Sponsor, and references to our "Manager" are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou. All references in this report to "Gazprom", "Equinor" and "Yamal" refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (former Statoil ASA) and Yamal Trade Pte. Ltd. respectively, and certain of their respective subsidiaries or affiliates, who are our current or prospective charterers.

You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 9, 2018, and our other filings with the Commission, which contain additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.

Business Overview and Development of the Partnership

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. All six vessels in our fleet, which we refer to as our "Fleet", are currently employed or contracted to be employed on multi-year time charters, which we define as charters with an initial term of two years or more, with international energy companies, such as Gazprom, Equinor and Yamal, providing us with the benefits of stable cash flows and high utilization rates.

We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. We believe that our vessel purchase options and other rights under the Omnibus Agreement with our Sponsor provide us with significant built-in growth opportunities. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through debt or equity offerings of our securities. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right but not the obligation, subject to certain terms and conditions, to acquire (i) our Sponsor's 100% ownership interest in four fully winterized LNG carriers, or the Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in each of five entities jointly owned and operated by our Sponsor and two unrelated parties, which each own a 172,000 cubic meter ARC 7 LNG carrier, or the Additional Optional Vessels, after their respective delivery from the shipyard, and in accordance with the terms prescribed in the  Omnibus Agreement. We refer to the Initial Optional Vessels and the Additional Optional Vessels together as the Optional Vessels.

As of the date of this report, we have outstanding 35,490,000 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the "Series A Preferred Units", and 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, or the "Series B Preferred Units". Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A and Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A or Series B Preferred Units.

Securities Offerings

In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 per common unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of the 2019 Notes.

In July 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit.

On October 23, 2018, we completed an underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a price of $25.00 per unit. Distributions on the Series B Preferred Units will be payable to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. The Partnership received net proceeds of approximately $53.0 million from this public offering, after deducting underwriters' discounts and commissions and estimated offering expenses. Concurrently with the conclusion of the Series B Preferred Units offering, we entered into the Fourth Amended and Restated Partnership Agreement dated October 23, 2018, in order to conform its provisions further to the terms and provisions related to the issuance of the Series B Preferred Units and remove references to certain subordinated units and subordinated periods that are no longer in effect.

Our common units, Series A Preferred Units, Series B Preferred Units and our 2019 Notes trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A", "DLNG PR B" and "DLNG 19", respectively.

Vessel Acquisitions

In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering of common units together with the proceeds we received from our $340 million senior secured revolving credit facility, which certain of our subsidiaries entered into with an affiliate of Credit Suisse (USA) LLC in 2014 and which has since been repaid in full.

In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $257.5 million. We funded the purchase price of this vessel using the net proceeds we received from our 2019 Notes offering, together with cash on hand.

In December 2015, we acquired the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $240.0 million. We funded the purchase price using the net proceeds we received from our offering of Series A Preferred Units, cash on hand and borrowings under our $200 million senior secured loan facility, which two of our vessel-owning subsidiaries entered into in December 2015 with ABN Amro NV and which has since been repaid in full.

Recent Events

Third quarter 2018 common unit distribution

On October 26, 2018, we paid a cash distribution in respect of the third quarter of 2018 of $0.25 per common unit to all common unitholders of record as of October 19, 2018.

Series A Preferred Units Cash Distribution

On November 12, 2018, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from August 12, 2018 to November 11, 2018, to all Series A Preferred unitholders of record as of November 5, 2018.

The Clean Energy commences its multi-year charter with Gazprom

On July 13, 2018, the Clean Energy, after approximately one year of trading in the short-term market, commenced employment with Gazprom for a charter period of approximately eight years.

The Arctic Aurora commences its three-year charter with Equinor

On August 2, 2018, the Arctic Aurora delivered into a new charter with Equinor with an initial term of three years, in direct continuation of the vessel's previous charter with Equinor. The charterer will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

The Yenisei River commences its multi-year charter with Yamal

On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated to its multi-year charter contract with Yamal for the Yamal LNG project. As a result, we agreed with Yamal to extend the firm charter period from 15 years to 15 years plus 180 days. The initial term of the charter may be extended by three consecutive periods of five years.

The Lena River commences its multi-month charter with a major international energy company

On October 26, 2018, the Lena River commenced employment with a major international energy company for an initial term of approximately fifteen months. We, through our wholly-owned subsidiary, have the option to call upon the vessel's early redelivery, if needed, in order to meet the delivery requirements under our existing charter party agreement with Yamal for the employment of the Lena River.

Extension of sponsor credit facility

On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility.

Our Fleet and our Charters

As of December 10, 2018, our Fleet consisted of six LNG carriers with an average age of approximately 8.3 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, such as Gazprom, Equinor and Yamal. In July 2018, the Clean Energy commenced employment with Gazprom under a charter contract with an initial term of approximately eight years. In August 2018, we delivered the Arctic Aurora to Equinor for employment under a time charter contract with an initial term of approximately three years which was in direct continuation of its previous charter contact with Equinor. In August 2018, the Yenisei River was delivered early to Yamal, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. In October 2018, the Lena River commenced employment with a major international energy company for an initial term of approximately fifteen months, which may be shortened at our option so we may meet the vessel's delivery requirements under its 15-year contract with Yamal. As of December 10, 2018, the estimated contracted revenue backlog of our Fleet was approximately $1.41 billion with average remaining contract duration of approximately 9.8 years. Our Fleet estimated contract backlog includes estimated revenues to be earned under the charters for the Yenisei River and the Lena River with Yamal that are subject to the satisfaction of important conditions (which includes, but are not limited to, a condition requiring that certain defaults have not occurred under two shipbuilding contracts held by special purpose companies that are affiliates of the Partnership but are not controlled by the Partnership), which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.

The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of December 10, 2018:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor	July 2021	September 2021(1)	September 2023(1)
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049 (2)
Lena River	2013	155,000	Yes	TFDE*	Charterer	June 2019	February 2020	n/a(3)
					Yamal	Q2 2034	Q3 2034	Q4 2049 (2)

* As used in this report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)
On August 2, 2018, the Arctic Aurora was delivered to Equinor under a time charter contact with an initial term of three years +/- 30 days. This charter is in direct continuation of the vessel's previous charter with Equinor. Equinor will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

(2)
On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered early to Yamal pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The Lena River is contracted to commence employment with Yamal within a six-month delivery window starting from July 1, 2019, which is expected to be further narrowed down as we approach the delivery date. The charter contracts for the Yenisei River and the Lena River with Yamal in the Yamal LNG Project each have an initial term of 15.5 and 15 years, respectively, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

(3)
On October 26, 2018, the Lena River was delivered to a new multi-month charter with a major energy company which is expected to have a firm period of approximately fifteen months, unless the charter is terminated earlier at owners' option in order for the vessel to meet the delivery requirements under its existing charter party agreement with Yamal for the Yamal LNG project.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of December 10, 2018 and for the each of the years ending December 31, 2018, 2019 and 2020:

Estimated contract backlog, at end of year	2018	2019	2020
Contracted time charter revenues (in millions of U.S. Dollars) (1)	$7.2	$130.4	$137.9
Contracted days	126	2,160	2,196
Available Days	126	2,190	2,196
Contracted/Available Days	100%	99%	100%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  In addition, as of September 30, 2018, we derived 93% of our revenues from two charterers, who accounted for 74% and 19% of our total revenues, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Operating results

Selected financial information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.

Selected Historical Financial Data and Other Operating Information	Nine Months Ended September 30,
	2018	2017
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$96,116	$104,538
Voyage expenses- including related party (1)	(2,173)	(2,934)
Vessel operating expenses	(18,662)	(20,337)
Dry-docking and special survey costs	(5,042)	(6,227)
General and administrative expenses- including related party (2)	(1,537)	(1,234)
Management fees-related party	(4,747)	(4,609)
Depreciation	(22,684)	(22,677)
Operating income	$41,271	$46,520
Interest and finance costs, net	(36,790)	(34,360)
Other, net	56	(446)
Net Income	$4,537	$11,714
Common unitholders' interest in Net Income	$(525)	$5,387
Series A Preferred unitholders' interest in Net Income	$5,063	$5,063
Subordinated unitholders' interest in Net Income	$—	$1,208
General Partner's interest in Net Income	$(1)	$56

(LOSS)/EARNINGS PER UNIT (basic and diluted):
Common Unit	$(0.01)	$0.16
Weighted average number of units outstanding (basic and diluted):
Common units	35,490,000	34,227,527

	September 30, 2018	December 31, 2017
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$63,523	$70,404
Vessels, net	955,022	977,298
Total assets	$1,021,948	$1,054,319
Total current liabilities	23,285	22,898
Total long-term debt, gross of deferred financing fees, including current portion	724,000	727,600
Total partners' equity	$285,002	$318,318

Selected Historical Financial Data and Other Financial Information	Nine Months Ended September 30,
	2018	2017
CASH FLOW DATA
Net cash provided by operating activities	$33,980	$44,333
Net cash used in investing activities	(408)	—
Net cash used in financing activities	$(41,500)	$(56,410)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period/ (years)	8.1	7.1
Available Days (4)	1,609.5	1,588.3
Fleet utilization (5)	100%	97%

OTHER FINANCIAL DATA
Cash distributions per common unit for the period (6)	$0.75	$1.27
Cash distributions per Series A Preferred Unit (7)	$1.69	$1.69
Time Charter Equivalent (in U.S. Dollars) (8)	$58,368	$63,970
Adjusted EBITDA (8)	$74,507	$80,626

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.

(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.

(3)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available Days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Corresponds to a cash distribution of $0.25 and $0.4225 per common unit in respect of the first, second and third quarters of 2018 and 2017, respectively.

(7)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first, second and third quarters of 2018 and 2017, respectively.

(8)	Non-GAAP Financial Information

TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Nine Months Ended September 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2018	2017
Voyage revenues	$96,116	$104,538
Voyage expenses	(2,173)	(2,934)
Time charter equivalent revenues	93,943	101,604
Available Days	1,609.5	1,588.3
Time charter equivalent (TCE) rate (in U.S Dollars)	$58,368	$63,970

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to Adjusted EBITDA	Nine months ended September 30,
(In thousands of U.S. Dollars)	2018	2017
Net Income	$4,537	$11,714
Net interest and finance costs (1)	36,790	34,360
Depreciation	22,684	22,677
Class survey costs	5,042	6,227
Amortization of fair value of acquired time charter	5,267	5,420
Amortization of deferred revenue	156	228
Amortization of deferred charges	31	—
Adjusted EBITDA	$74,507	$80,626

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, apart from the Lena River, (which is currently employed under a charter with an earliest charter expiration of June 2019 and latest charter expiration of February 2020 after the conclusion of which the vessel will be employed under a 15-year contract with Yamal), all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•
Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	Our ability to exercise the options to purchase the Optional Vessels;

•	The timely delivery of any vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterers' obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Additional Optional Vessels currently under construction;

•	The supply and demand relationship for LNG shipping services;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer's right for early termination of the charters under certain circumstances;

•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us; and

•	The level of any distribution on all classes of our units.

Results of Operations

Nine months ended September 30, 2018 compared to the nine months ended September 30, 2017

Voyage revenues

Voyage revenues, adjusted for deferred revenue amortization and the amortization of the fair value of acquired time charter, decreased by $8.7 million, or 7.8%, to $101.5 million in the nine months ended September 30, 2018, as compared to $110.2 million in the same period of 2017. This decrease was predominantly due to:

(i)
the lower revenues earned on the Arctic Aurora, which, on August 2, 2018, rolled-over into a new charter with Equinor (which was in direct continuation of its previous charter contract with Equinor) at a lower charter rate;

(ii)
the lower revenues earned on the Clean Energy during the nine-month period ended September 30, 2018, when the vessel was employed in the spot market for approximately 166 of its 273 Available days  (prior to commencing its approximate eight-year term charter contract with Gazprom in mid-July 2018), as compared to the corresponding period of 2017 during which the vessel was employed on a multi-year time charter with a major oil and energy company for over a full quarter at a significantly higher charter rate; and

(iii)
the lower revenues earned on the Ob River, which concluded employment under its legacy multi-year charter contract with Gazprom in April 2018 and subsequently began employment  under a ten-year charter party with an entity, which is part of the wider Gazprom group of companies, at a lower charter rate.

Voyage expenses- including voyage expenses to related party

Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) decreased by $0.8 million, or 25.9%, to $2.2 million in the nine months ended September 30, 2018, as compared to $2.9 million in the corresponding period of 2017.

This decrease in voyage expenses is mainly due to the increased bunker consumption on the Clean Energy that had  40.1 non-revenue earning days in the nine month period ended September 30, 2017, whereas, the vessel was 100% utilized in the nine month period ended September 30, 2018, and, as a result, no bunker consumption expenses were incurred in the current period.

Vessel operating expenses

Vessel operating expenses were $18.7 million, which corresponds to a daily rate of $11,393 per LNG carrier in the nine-month period ended September 30, 2018, as compared to $20.3 million, or a daily rate of $12,416 per LNG carrier in the nine-month period ended September 30, 2017. This decrease is primarily associated with crewing and technical efficiencies achieved during the nine-month period ended September 30, 2018, as compared to the corresponding period of 2017.

Dry-docking and special survey costs

Dry-docking and special survey costs amounted to $5.0 million during the nine months ended September 30, 2018, as compared to $6.2 million incurred in the same period in 2017. Two of the three TFDE vessels in our Fleet, the Arctic Aurora and the Yenisei River, completed their scheduled special survey and dry-dock in the second and third quarters of 2018, respectively. During the corresponding period of 2017, we dry-docked the three steam turbine vessels in our Fleet, the Clean Energy, the Ob River and the Amur River.

General and Administrative Expenses- including related party costs

During the nine month periods ended September 30, 2018 and 2017, we incurred general and administrative expenses of $1.5 million and $1.2 million, respectively. The $0.3 million, or 24.6%, increase in the nine-month period ended September 30, 2018 general and administrative charges, as compared to the same period in 2017, is mainly associated with increased legal, consultancy and audit costs incurred during the period as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management fees- related party

During the nine-month periods ended September 30, 2018 and 2017, we incurred $4.7 million and $4.6 million in management fees, respectively, or a daily fee of $2,898 and $2,814 per vessel per day, respectively. The 3% increase in management fees in the nine-month period ended September 30, 2018, as compared to the same period in 2017 is consistent with the annual daily increase prescribed in our management agreements.

Depreciation

Depreciation expense amounted to $22.7 million during both the nine-month periods ended September 30, 2018 and 2017.

Interest and finance costs

For the nine months ended September 30, 2018 and 2017, interest and finance costs were $37.4 million and $34.4 million, respectively. The increase of $3.0 million, or 8.6%, in period interest and finance costs is commensurate with the increase in the weighted average interest in the nine-month period ended September 30, 2018, which was mainly the result of the increased costs associated with the $480.0 million institutional senior secured term loan B facility due in 2023, or the "Term Loan B", which the Partnership entered into on May 18, 2017.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2017. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on March 9, 2018.

Recent Accounting Pronouncements

For information related to recent accounting pronouncements in 2018, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity and debt financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying a certain liquidity covenant contained in our 2019 Notes. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the nine months ended September 30, 2018, our principal sources of funds were our operating cash flows. In accordance with our Partnership Agreement, as amended from time to time, we are required to distribute all of our available cash to unitholders each quarter. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements are primarily the servicing of our existing debt and funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including, without limitation, strategic acquisitions, the acquisition of additional vessels and the repayment or refinancing of our long-term debt. In accordance with our business strategy, other liquidity needs may relate to funding potential investments (including investments in the Optional Vessels or other third-party acquisitions) and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and other lenders and other financing sources, and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures and to refinance our existing indebtedness and to fund our other liquidity needs.

As of September 30, 2018, we reported cash of $59.5 million (including free cash liquidity requirements imposed by our 2019 Notes), which represented a decrease of $7.9 million, or 11.8%, from December 31, 2017. As of September 30, 2018, we had available liquidity of $89.5 million, which includes our reported free cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility, as amended, with our Sponsor, which was extended on November 14, 2018 for a further five-year term, and is available to us at any time until November 14, 2023.  The $30 Million Revolving Credit Facility with our Sponsor remains available in its entirety as of the date of this report.

Our aggregate outstanding indebtedness as of September 30, 2018, was $724.0 million, which is gross of unamortized loan fees and includes the Term Loan B and our 2019 Notes. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, as amended, discussed above. As of September 30, 2018, we were in compliance with all of the covenants contained in our debt agreements.

On October 30, 2019, our 2019 Notes mature. As of the date of this report, we have not yet secured committed funds to fully refinance our unsecured debt.  We estimate that our current liquidity sources will not be sufficient to repay the 2019 Notes at maturity. The above conditions raise doubt about the Partnership's ability to continue as a going concern. In an effort to address the repayment of the remaining amount outstanding under the 2019 Notes, we are currently exploring other capital raising alternatives which may include using the Series B Preferred Units offering proceeds, issuing, in public or private transactions, additional secured or unsecured debt or debt securities or equity securities or entering other refinancing transactions or a combination of the foregoing. We believe that we will be successful in addressing the refinancing of the 2019 Notes in advance of their maturity and accommodating for the liquidity needs of the Partnership. As a result, our unaudited interim condensed consolidated financial statements included in this report have been prepared assuming the Partnership will continue as a going concern.

As of September 30, 2018, we reported a working capital surplus of $40.2 million as compared to a working capital surplus of $47.5 million as of December 31, 2017, which represents a decrease of $7.3 million, or 15.3%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.

During the nine-month period ended September 30, 2018, we generated net cash from operating activities of $34.0 million, as compared to $44.3 million in the same period of 2017, which represents a decrease of $10.4 million, or 23.4%. This decrease in net cash from operating activities was mainly attributable to (i) the lower revenues we earned in the nine-month period ended September 30, 2018, in relation to the corresponding period of 2017, as discussed above,  and (ii) the negative effect of variations in working capital.

Under the Omnibus Agreement with our Sponsor, we have the right, but not the obligation, to acquire from our Sponsor, among other potential assets, (i) the remaining four Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in five entities, each of which owns an Additional Optional Vessel.  Two of the Additional Optional Vessels were delivered to the joint venture partners, including our Sponsor, in the fourth quarter of 2017 and first quarter of 2018, respectively. Of the remaining three Additional Optional Vessels, one Additional Optional Vessel was delivered to the joint venture partners in the fourth quarter of 2018, whereas the remaining two Additional Optional Vessels are scheduled to be delivered to the joint venture partners in the first quarter of 2019. To the extent we exercise any of these options we may incur additional payment obligations. As of the date of this report, we have not secured any financing in connection with the potential acquisition of any of the remaining Initial Optional Vessels or the Additional Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Our Borrowing Activities

As of September 30, 2018, our outstanding borrowings relate to the Term Loan B and our 2019 Notes. We are currently evaluating potential refinancing transactions with respect to the 2019 Notes, which may include, among other things, the repayment, refinancing or exchange of the Notes, or a combination of the foregoing. For further information relating to our secured and unsecured debt and the discussion on going concern considerations arising from the upcoming maturity of our 2019 Notes, please see Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2017 as filed with the Commission on March 9, 2018, and Notes 3 and 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Distributions

Distributions on Common Units

On January 18, 2018, we paid a cash distribution in respect of the fourth quarter of 2017 of $0.4225 per common to all common unitholders of record as of January 11, 2018.

On May 3, 2018, we paid our first quarterly common units cash distribution at the reduced level of $0.25 per common unit in respect of the first quarter of 2018, as discussed above, to all common unitholders of record as of April 26, 2018.

On July 19, 2018, we paid a cash distribution in respect of the second quarter of 2018 of $0.4225 per common to all common unitholders of record as of July 12, 2018.

On October 26, 2018, we paid a cash distribution in respect of the third quarter of 2018 of $0.25 per common unit to all common unitholders of record as of October 19, 2018.

Distributions on Series A Preferred Units

On February 12, 2018, we paid a cash distribution for the period from November 12, 2017 to February 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2018.

On May 14, 2018, we paid a cash distribution for the period from February 12, 2018 to May 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2018.

On August 13, 2018, we paid a cash distribution for the period from May 12, 2018 to August 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2018.

On November 12, 2018, we paid a cash distribution for the period from August 12, 2018 to November 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of November 5, 2018.

Cash Flows

The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the nine month periods ended September 30, 2018 and 2017:

	Nine months ended September 30,
(in thousands of U.S. Dollars)	2018	2017
Net cash provided by operating activities	$33,980	$44,333
Net cash used in investing activities	(408)	—
Net cash used in financing activities	(41,500)	(56,410)
Cash and cash equivalents and restricted cash at beginning of period	67,464	82,595
Cash and cash equivalents and restricted cash at end of period	$59,536	$70,518

Operating Activities

Net cash from operating activities amounted to $34.0 million for the nine months ended September 30, 2018, as compared to $44.3 million for the same period in 2017. This decrease was directly correlated with (i) the decrease in period net income and (ii) negative variations in working capital, as discussed above.

Net cash from operating activities amounted to $44.3 million for the nine months ended September 30, 2017, compared to $80.3 million for the same period in 2016. This decrease was directly correlated with the decrease in period net income.

Investing activities

Net cash was used in investing activities during the nine-month periods ended September 30, 2018 and 2017, was $408 and zero, respectively.

Financing activities

Net cash used in financing activities was $41.5 million during the nine months ended September 30, 2018 and mainly consisted of: (i) distributions of $37.9 million paid to our limited partners and preferred unitholders during the period (see "Distributions" above) and (ii) payment of $3.6 million of regular principal installments under the Term Loan B.

Net cash used in financing activities was $56.4 million during the nine months ended September 30, 2017 and comprised of  the $480.0 million gross proceeds from our Term Loan B that were used to refinance and repay in full our then existing bank loans which aggregated the amount of $464.4 million and pay transaction expenses of $12.6 million, which were offset by (i) distributions paid to our unitholders during the period of $50.1 million, and (ii) payment of $9.3 million of regular principal installments under our refinanced secured bank facilities and the Term Loan B.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2018:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long-Term Debt	$724,000	$4,800	$259,600	$459,600	$-
Interest on long term debt (1)	163,625	47,904	64,963	50,758	-
Management fees & commissions payable to the Manager (2)	32,815	8,072	11,777	2,898	10,068
Executive Services fee (3)	82	82	-	-	-
Administrative Services fee (4)	40	40	-	-	-
Total	$920,562	$60,898	$336,340	$513,256	$10,068

(1)
Our variable rate long-term debt outstanding as of September 30, 2018, bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our Term Loan B as of September 30, 2018 and our applicable margin rate.

(2)
Under the terms of the management agreements, we currently pay our Manager a management fee of $2,898 per day per vessel which is subject to an annual increase of 3% and to further annual increases, if any, by an amount to be agreed between us and our Manager, to reflect material unforeseen costs of providing the management services, which amount is required to be reviewed and approved by our Conflicts Committee. The management agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into an executive services agreement with our Manager, or the Executive Services Agreement, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1611, the EURO/USD exchange rate as of September 30, 2018 and does not include any incentive compensation which our Board of Directors may agree to pay.

(4)
On December 30, 2014 and with effect from the IPO closing date, we entered into an administrative services agreement with our Manager (the "Administrative Services Agreement"), according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership's wholly owned subsidiary and borrower under the Term Loan B and each of its vessel owning subsidiaries, which is a subsidiary guarantor of the Term Loan B (collectively "Arctic LNG Carriers") as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	September 30,	December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$980,163	$1,010,034
Total cash	19,973	24,596
Total debt, net of deferred loan fees	$464,410	$466,402

	Three months ended September 30,		Nine months ended September 30,
(expressed in thousands of United states dollars)	2018	2017	2018	2017
Income statement and other operational data:
Net income	$3,822	$2,963	$18,195	$24,137
Revenues	31,320	33,471	96,116	104,538
Adjusted EBITDA	$23,942	$26,819	$76,026	$81,840

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net income	$3,822	$2,963	$18,195	$24,137
Net interest and finance costs (1)	8,546	13,150	24,651	23,151
Depreciation	7,645	7,642	22,684	22,677
Class survey costs	2,346	1,096	5,042	6,227
Amortization of fair value of acquired time charter	1,673	1,826	5,267	5,420
Amortization of deferred revenue	(121)	142	156	228
Amortization of deferred charges	31	—	31	—
Adjusted EBITDA	$23,942	$26,819	$76,026	$81,840

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 SEPTEMBER 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017

DYNAGAS LNG PARTNERS LP

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets
As of September 30, 2018 (unaudited) and December 31, 2017
 (Expressed in thousands of U.S. Dollars — except for unit data)

	Note	September 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$59,536	$67,464
Trade receivables		68	155
Prepayments and other assets		962	1,103
Inventories		1,840	799
Due from related party	4	1,117	883

Total current assets		63,523	70,404

FIXED ASSETS, NET:
Vessels, net	5	955,022	977,298
Total fixed assets, net		955,022	977,298
OTHER NON CURRENT ASSETS:
Due from related party	4	1,350	1,350
Accrued charter revenue		135	—
Deferred charges		1,918	—
Above-market acquired time charter contract	8	—	5,267
Total assets		$1,021,948	$1,054,319

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,122 and $2,145, respectively	6	$2,678	$2,655
Trade payables		6,313	4,497
Due to related party	4	116	72
Accrued liabilities		5,107	4,051
Unearned revenue		9,071	11,623
Total current liabilities		23,285	22,898
NON-CURRENT LIABILITIES:
Deferred revenue		3,140	1,405
Long-term debt, net of current portion and unamortized deferred financing fees of $8,679 and $11,102, respectively	6	710,521	711,698
Total non-current liabilities		713,661	713,103

Commitments and contingencies	9	—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at September 30, 2018 and December 31, 2017)	10	211,789	245,055
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at September 30, 2018 and December 31, 2017)	10	73,216	73,216
General Partner (35,526 units issued and outstanding as at September 30, 2018 and December 31, 2017)	10	(3)	47
Total partners' equity		285,002	318,318

Total liabilities and partners' equity		$1,021,948	$1,054,319

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income
For the nine month periods ended September 30, 2018 and 2017
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Nine months ended September 30,
	Note(s)	2018	2017
REVENUES:
Voyage revenues	8	$96,116	$104,538
EXPENSES:
Voyage expenses (including related party)	4	(2,173)	(2,934)
Vessel operating expenses		(18,662)	(20,337)
Dry-docking and special survey costs		(5,042)	(6,227)
General and administrative expenses (including related party)	4	(1,537)	(1,234)
Management fees-related party	4	(4,747)	(4,609)
Depreciation	5	(22,684)	(22,677)
Operating income		$41,271	$46,520

OTHER INCOME/(EXPENSES):
Interest and finance costs	6, 12	(37,410)	(34,436)
Interest income		620	76
Other, net		56	(446)

Total other expenses		(36,734)	(34,806)

Partnership's Net Income		$4,537	$11,714
Common unitholders' interest in Net Income		$(525)	$5,387
Preferred unitholders' interest in Net Income		$5,063	$5,063
Subordinated unitholders' interest in Net Income		$—	$1,208
General Partner's interest in Net Income		$(1)	$56
(Loss)/ earnings per unit, basic and diluted:
Common unit (basic and diluted)	11	$(0.01)	$0.16
Weighted average number of units outstanding, basic and diluted:
Common units	11	35,490,000	34,227,527

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows
For the nine months ended September 30, 2018 and 2017
(Expressed in thousands of U.S. Dollars)

		Nine months ended September 30,
	Note	2018	2017
Cash flows from Operating Activities:
Net income:		$4,537	$11,714
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5	22,684	22,677
Amortization and write-off of deferred financing fees	12	2,444	4,562
Deferred revenue amortization		156	228
Amortization of deferred charges		31	—
Amortization of fair value of acquired time charter	8	5,267	5,420
Changes in operating assets and liabilities:
Trade receivables		87	(223)
Prepayments and other assets		141	(508)
Inventories		(1,041)	(1,256)
Due from/to related party		(190)	346
Trade payables		1,865	4,083
Deferred charges		(505)	—
Accrued liabilities		1,056	(75)
Unearned revenue		(2,552)	(2,635)
Net cash provided by Operating Activities		$33,980	$44,333

Cash flows from Investing Activities:
Other additions to vessels' equipment		(408)	—
Net cash used in Investing Activities		$(408)	$—

Cash flows from Financing Activities:
Payment of securities registration and other filing costs		(48)	—
Distributions declared and paid		(37,852)	(50,142)
Proceeds from long-term debt		—	480,000
Repayment of long-term debt	6	(3,600)	(473,700)
Payment of deferred finance fees		—	(12,568)
Net cash used in Financing Activities		$(41,500)	$(56,410)

Net decrease in cash and cash equivalents and restricted cash		(7,928)	(12,077)
Cash and cash equivalents and restricted cash at beginning of the period		67,464	82,595
Cash and cash equivalents and restricted cash at end of the period		$59,536	$70,518
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		59,536	70,518
Restricted cash		—	—
Cash and cash equivalents and restricted cash		$59,536	$70,518

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Partnership Formation and General Information:

Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the "IPO") pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the "Omnibus Agreement"), which provides the Partnership the right to purchase certain identified liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 4(c)) and, (b) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of September 30, 2018:

Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	n/a	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	n/a	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	n/a	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Dynagas Equity Holding Limited ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. ("Arctic LNG").
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Senior Unsecured Notes discussed under Note 6 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Term Loan B discussed under Note 6.

Since the Partnership's inception, the technical, administrative and commercial management of the Partnership's fleet is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 4(a)).

As of September 30, 2018, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the general partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S Securities and Exchange Commission ("SEC") for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2017 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on March 9, 2018. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018. There have been no material changes to these policies in the nine month period ended September 30, 2018.

During the nine month periods ended September 30, 2018 and 2017, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	2018	2017
A	74%	72%
B	19%	19%
Total	93%	91%

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

During the nine months ended September 30, 2018, the Partnership adopted the following standards/ standards updates:

i)
ASU 2014-09 (Topic 606): On January 1, 2018, the Partnership adopted the provisions of ASU 2014-09 (Topic 606). The standard, as amended from time to time, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of this standard primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Partnership neither currently operates nor has historically operated any of its fleet vessels under voyage charters, and therefore, has no charter contracts which fall under the provisions of ASC 606.  The Partnership's revenue historically was and currently is derived from time charters.

The Partnership elected to adopt ASC 606 by applying the modified retrospective approach as an application transition method. The Partnership's quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of applying the new revenue recognition standard as outlined above did not have any effect to the opening retained earnings of the Partnership as of January 1, 2018 and, as a result, none of the comparative periods have been retrospectively adjusted.

The Partnership was not further required to apply the revenue disaggregation guidance prescribed under ASC 606-10-50 as, the Partnership operates all its' vessels under long-term, fixed price, time charter contracts.

ii)
ASU 2016-02: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Entities are also provided with practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In addition, the new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The Partnership elected to early adopt ASC 842 as of September 30, 2018, with the adoption being reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, by using the modified retrospective transition method. The Partnership also selected to apply all the practical expedients discussed above. The Partnership further evaluated that the predominant component in its time charter agreements is the lease component. In this respect, the Partnership accounts for both the lease and non-lease components as an operating lease in accordance with ASC 842. The early adoption of ASC 842 had no significant effect on the Partnership's consolidated financial position and results of operations for the nine-month period ended September 30, 2018.

iii)
ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update (the "Update") affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This new standard was adopted on January 1, 2018 and had no impact on the Partnership's consolidated financial statements and notes disclosures.

iv)
ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts. This Update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. ASU No. 2016-15 was adopted as of January 1, 2018 and its adoption did not result in any changes in the classification of cash receipts and cash payments in the Partnership's reported statements of cash flows.

ASU No. 2016-18—Statement of Cash Flows – Restricted Cash. The amendments in this Update require that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Partnership early adopted ASU No. 2016-18 as of April 1, 2018. The amendments in this update should be applied using a retrospective transition method to each period presented. As a result, an amount of $25,000 of non-current restricted cash has been aggregated with the $57,595 cash and cash equivalents in the beginning of period line item on the comparative statement of cash flows for the nine months ended September 30, 2017.

v)
ASU 2017-01—Business Combinations, Clarifying the Definition of a business.  The amendments is this update were issued in order to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The implementation of this standards update as of January 1, 2018, had no impact on the Partnership's consolidated financial statements.

Recent Accounting Pronouncements:

ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Partnership's consolidated financial position and performance.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

ASU No. 2018-13: In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which change the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. This ASU is effective for fiscal years beginning after December 15, 2019, and for interim periods within that year.  Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU.  Management is currently evaluating the impact of this adoption on its consolidated financial statements and related disclosures.

3. Going concern considerations

As of September 30, 2018, the Partnership reported cash and cash equivalents of $59.5 million and a working capital surplus of $40.2 million.  Although the Partnership's liquidity is unpredictable since it is dependent on numerous factors that are outside of the Partnership's control, certain Partnership expenditures and revenues may be estimated.  Such Partnership expenditures include (i) the scheduled repayment of principal and interest on the Partnership's debt, (ii) the payment of distributions on the Partnership's common and preferred units, when, as and if declared by its' Board of Directors, (iii) the payment of expected capital expenditures and working capital and (iv) the maintenance of cash reserves to satisfy the liquidity covenant contained in the Partnership's $250 million senior unsecured notes (the "2019 Notes"); and such Partnership revenues include those earned under long-term charter agreements.

On October 30, 2019, the Partnership's 2019 Notes mature. The Partnership estimates that available cash and cash expected to be generated from operating activities will not be sufficient to repay the 2019 Notes at maturity.  Based on the foregoing, there is substantial doubt about the Partnership's ability to continue as a going concern.

On October 23, 2018, the Partnership concluded a $55.0 million underwritten public offering of 2.2 million 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units (the "Series B Preferred Units") which may be used to partially repay the 2019 Notes. In an effort to address the repayment of the remaining amount outstanding under the 2019 Notes, the Partnership is currently exploring other capital raising alternatives which may include issuing, in public or private transactions, additional secured or unsecured debt or debt securities or equity securities or entering other refinancing transactions or a combination of the foregoing.

Management believes that it will be successful in addressing the maturity of the 2019 Notes and accompanying liquidity needs of the Partnership and, as a result, the consolidated financial statements of the Partnership have been prepared assuming the Partnership will continue as a going concern.

4. Transactions with related parties:

During the nine month periods ended September 30, 2018 and 2017, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated financial statements:

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Transactions with related parties (continued):

	Nine months ended September 30,
	2018	2017
Included in voyage expenses
Charter hire commissions (a)	$1,269	$1,376

Included in general and administrative expenses – related party
Executive services fee (d)	$483	$447
Administrative services fee (e)	$90	$90

Management fees-related party
Management fees (a)	$4,747	$4,609

As of September 30, 2018 and December 31, 2017, balances with related parties consisted of the following:

	Period/Year ended
	September 30, 2018	December 31, 2017
Assets:
Working capital advances granted to the Manager (a)	$1,117	$883
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$86	$42
Total liabilities due to related party, current	$116	$72

a) Dynagas Ltd.

The Partnership's vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership's Manager. Pursuant to the terms of these agreements (the "Management Agreements"), the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel's delivery and until the termination of the agreement. The Management Agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel's Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.

During the nine month periods ended September 30, 2018 and 2017, each vessel was charged with a daily management fee of $2.9 and $2.8, respectively. During the nine month periods ended September 30, 2018 and 2017, management fees under the vessel management agreements amounted to $4,747 and $4,609, respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Transactions with related parties (continued):

The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager, and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.

During the nine month periods ended September 30, 2018 and 2017, charter hire commissions under the Management Agreements amounted to $1,269 and $1,376, respectively, and are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of income.

The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of September 30, 2018, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the nine months ended September 30, 2018, such termination fee would be approximately $19.1 million.

The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of September 30, 2018 and December 31 2017, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of September 30, 2018 and December 31, 2017, amounts of $1,117 and $883, respectively, were due from the Manager in relation to these working capital advances granted to it.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor (the "$30 million Sponsor Facility"), with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The $30 million Sponsor Facility was extended on November 14, 2018 for an additional term of five years on terms and conditions identical with the initial credit facility (the "$30 million Extended Sponsor Facility") (see Note 13(d)). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of September 30, 2018 and December 31, 2017.

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels" and together with the Initial Optional Vessels, the "Optional Vessels"), two of which were delivered in late 2017 and early 2018 and three of which are currently under construction, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and, (iv) the Sponsor's provisions of certain indemnities to the Partnership.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Transactions with related parties (continued):

On February 6, 2018, the Partnership extended with retroactive effect the deadline for exercising the purchase option for the Clean Horizon and the Clean Vision, two of the four remaining Initial Optional Vessels, up to December 31, 2018. In addition, on March 30, 2018, by mutual agreement, the Partnership and its Sponsor further extended the deadline for exercising the purchase option of the Clean Ocean and the Clean Planet, the other two of the four remaining Initial Optional Vessels, from March 31, 2018 to December 31, 2018.

Following these extensions, the Partnership still retains the legal right to exercise an option to purchase from its Sponsor the four remaining Initial Optional Vessels up to December 31, 2018 and the right, but not the obligation, to acquire from its Sponsor its 49% ownership interest in the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the Omnibus Agreement.

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the "Executive Services Agreement") with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $625 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1611 at September 30, 2018), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18. 2018, automatically renewed for successive five year terms, unless terminated earlier. During the nine month periods ended September 30, 2018 and 2017, executive service fees amounted to $483 and $447, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During both the nine month periods ended September 30, 2018 and 2017, administrative service fees amounted to $90 and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

5. Vessels, net:

The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$1,167,500	$(190,202)	$977,298
Other additions to vessels' cost	408	—	408
Period depreciation	—	(22,684)	(22,684)
Balance September 30, 2018	$1,167,908	$(212,886)	$955,022

As of September 30, 2018, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 6.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt:

The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:

		Period/ Year Ended
Debt instruments	Borrowers-Issuers	September 30, 2018	December 31, 2017
$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	474,000	477,600
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
Total debt		$724,000	$727,600
Less deferred financing fees		(10,801)	(13,247)
Total debt, net of deferred finance costs		$713,199	$714,353
Less current portion, net of deferred financing fees		$(2,678)	$(2,655)
Long-term debt, net of current portion and deferred financing fees		$710,521	$711,698

$480 Million Senior Secured Term Loan Facility

On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the "Term Loan B"). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's existing $340 million senior secured revolving credit facility and the $200 million term loan facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other, first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG.

The Term Loan B contains negative covenants customary for facilities of this type, including, among others, limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants).

$250 Million Senior Unsecured Notes due 2019

On September 15, 2014, the Partnership completed the public offering of the 2019 Notes with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The 2019 Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the 2019 Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The 2019 Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The Term Loan B and the 2019 Notes contain financial covenants that require the Partnership to:

•
meet a specified maximum loan to value ratio, which is the ratio of the aggregate principal amounts due under the Term Loan B to the aggregate fair value of the collateral vessels under the Term Loan B;

•	meet a specified minimum debt service coverage ratio, the ratio of the twelve month rolling operating cash flow of Arctic LNG to the twelve month rolling debt service payments under the Term Loan B;
•	maintain aggregate free liquidity of at least $20.0 million;

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt (continued):

•	meet a maximum leverage ratio expressed as a percentage of total borrowings to total book assets; and
•	maintain a certain minimum net worth level.

The financing agreements for both the Term Loan B and the 2019 Notes restrict the Partnership from declaring or making any distributions if an event of default has occurred or would occur as a result of the distribution. The Term Loan B further restricts the Partnership from paying any dividend or other distribution unless a minimum interest coverage ratio is met on a consolidated basis.

As of September 30, 2018, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.

The annual principal payments for the Partnership's outstanding debt arrangements as at September 30, 2018, required to be made after the balance sheet date were as follows:
Period/Year ending December 31,	Amount
2018 (October to December 2018)	$1,200
2019	254,800
2020	4,800
2021	4,800
2022	4,800
2023 and thereafter	453,600
Total long-term debt	$724,000

The Partnership's debt is denominated in U.S. dollars and, apart from the 2019 Notes that bear a fixed rate, the Term Loan B bears floating interest rate. The weighted average interest rate on the Partnership's long-term debt for the nine months ended September 30, 2018 and 2017, was 6.3% and 5.3%, respectively.

Total interest incurred on long-term debt for the nine month periods ended September 30, 2018 and 2017, amounted to $34,742 and $28,791, respectively, and is included in Interest and finance costs (Note 12) in the accompanying unaudited interim condensed consolidated statements of income.

7. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

▪
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,137 as of September 30, 2018, compared to its carrying value of $1,350.

▪
Long-term debt: The Term Loan B discussed in Note 6 approximates its recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The 2019 Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $251.3 million as of September 30, 2018, compared to its carrying value of $250.0 million.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7.  Fair Value Measurements (continued):
A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

▪	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
▪
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

8. Time charters acquired:

In December 2015, the Partnership acquired from its Sponsor the Lena River, its third Initial Optional Vessel. In connection such acquisition, the Partnership paid an aggregate $240.0 million consideration consisting of (i) the purchase price of the vessel and (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million, which represents the fair value of the time charter acquired, at the time of acquisition.

During the nine months ended September 30, 2018 and 2017, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to $5,267 and 5,420 respectively, and is included in Voyage revenues in the accompanying unaudited interim condensed consolidated statements of income. As of September 30, 2018 and December 31, 2017, acquired time charter contract accumulated amortization amounted to $20,000 and $14,733, respectively. The respective intangible asset was fully amortized to revenues in the third quarter of 2018, in accordance with the expiration of the respective charter contract. The unamortized portion of the respective intangible asset as of December 31, 2017, amounting to $5,267 is presented under "Above-market acquired time charter contract" in the accompanying consolidated condensed balance sheets.

9. Commitments and Contingencies:

(a) Long-term time charters:

In July 2018, the Clean Energy commenced employment under its multi-year charter with Gazprom Marketing and Trading Singapore Pte Ltd. The charter contract is expected to have a firm duration of seven years and nine months.

Further, in August 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated to its multi-year charter contract with Yamal Trade Pte Ltd. pursuant to an addendum to the original charter party according to which the firm charter period was extended from 15 years to 15 years plus 180 days. The initial term of the charter may be further extended by three consecutive periods of five years.

The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts, as of September 30, 2018, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Commitments and Contingencies (continued):

Period/ Year ending December 31,	Amount
2018 (period)	$30,811
2019	130,406
2020	137,908
2021	126,887
2022	115,917
2023 and thereafter	892,129
Total	$1,434,058

(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 4, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. pursuant to the Management Agreements. For the commercial services provided under the Management Agreements the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $17,926. For vessel administrative and technical management fees, the Partnership currently pays a daily management fee of $2.9 per vessel (Note 4(a)). Such management fees for the period from October 1, 2018, to the expiration of the agreements on December 31, 2020, adjusted annually for 3% inflation as per agreement, are estimated to be $14,889 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2018	1,600
2019	6,537
2020	6,752
Total	$14,889

10. Partners' Equity:

Conversion of Sponsor's Subordinated Units into Common Units:

On January 23, 2017 (the "Sponsor Subordinated Units Conversion Date"), upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in then in effect Partnership Agreement, the Partnership's subordination period expired and, accordingly, the Sponsor's 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis (the "Sponsor Subordinated Units Conversion"). As per the then in effect Partnership Agreement, after the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and the subordinated units participate pro rata with other common units in distributions of available cash. No cash consideration was paid in connection with this conversion.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners' Equity (continued):

As of September 30, 2018, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor,  3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.

Common and General Partner unit distribution provisions:

After the end of the subordination period, which expired December 31, 2016, the Partnership pays distributions in the following manner:

•          first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and

•          second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels is illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On April 12, 2018, following a strategic review of its financial profile and distribution policy, the Partnership's Board of Directors approved a plan to reduce the common units' quarterly distribution from $0.4225 per common unit to $0.25 per common unit, or from $1.69 to $1.00 on an annualized basis. The cash distribution at the reduced level was first applied to the first quarter of 2018 cash distribution.

As the quarterly distributions with respect to the first, second and third quarters of 2018 were below $0.365 per common unit, both the actual cash distributions made with regards to those quarters and the allocation of net income for the purposes of the earnings per common unit calculation were based on the limited partners' and General Partner's ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners' Equity (continued):

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, subject to the discretion of the Partnership's Board of Directors. Distributions are payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

The Series A Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.

On October 23, 2018, following the conclusion of an underwritten public offering of 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, the Partnership established a new series of preferred units, the Series B Preferred Units (Note 13(c)).

Common unit distributions:

On January 1, 2018, the Partnership's Board of Directors declared a quarterly cash distribution, for the fourth quarter of 2017 of $0.4225 per common and general partner unit, or $15.0 million which, on January 18, 2018, was paid to all unitholders of record as of January 11, 2018.

On April 12, 2018, following a strategic review of its financial profile and distribution policy, the Partnership's Board of Directors approved a plan to reduce the common units' quarterly distribution from $0.4225 per common unit to $0.25 per common unit, or from $1.69 to $1.00 on an annualized basis. The first quarter common unit cash distribution at the reduced level amounted to $8.9 million and was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.

On July 2, 2018, the Partnership's Board of Directors unanimously approved a cash distribution on the Partnership's common units in respect of the second quarter of 2018 of $0.25 per common unit. The second quarter common unit cash distribution amounted to $8.9 million and was paid on July 19, 2018, to all common unitholders of record as of July 12, 2018.

Preferred unit distributions:

On January 19, 2018, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2017 to February 11, 2018. The cash distribution was paid on February 12, 2018, to all Series A preferred unitholders of record as of February 5, 2018.

On April 19, 2018, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2018 to May 11, 2018. The cash distribution was paid on May 14, 2018, to all Series A preferred unitholders of record as of May 5, 2018.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners' Equity (continued):

On July 19, 2018, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2018 to August 11, 2018. The cash distribution was paid on August 13, 2018, to all Series A preferred unitholders of record as of August 5, 2018.

General Partner Distributions:

During the nine months ended September 30, 2018 and 2017, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $49 and $96, respectively.

11. Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Partnership Agreement, as generally described in Note 10 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings. The Partnership had no dilutive instruments in the nine months ended September 30, 2018 and 2017.

The calculations of the basic and diluted earnings per common unit are presented below:

	Nine Months Ended September 30,
	2018	2017
Partnership's Net income	$4,537	$11,714
Less:
Net Income attributable to preferred unitholders	5,063	5,063
Net Income attributable to subordinated unitholders	—	1,208
General Partner's interest in Net Income	(1)	56
Net (loss)/ income attributable to common unitholders	$(525)	$5,387
Weighted average number of common units outstanding, basic and diluted	35,490,000	34,227,527
(Loss)/Earnings per common unit, basic and diluted	$(0.01)	$0.16

12. Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:

	Nine months ended September 30,
	2018	2017
Interest expense (Note 6)	$34,742	$28,791
Amortization and write-off of deferred financing fees	2,444	4,562
Other	224	1,083
Total	$37,410	$34,436

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements September 30, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13. Subsequent Events:

(a)
Third quarter of 2018 common units cash distribution: On October 9, 2018, the Partnership's Board of Directors unanimously approved a cash distribution on the Partnership's common units in respect of the third quarter of 2018 of $0.25 per common unit. The third quarter common unit cash distribution amounted to $8.9 million and was paid on October 26, 2018, to all common unitholders of record as of October 19, 2018.

(b)
Quarterly Series A Preferred units cash distribution: On October 19, 2018, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2018 to November 11, 2018. The cash distribution is expected to be paid on November 12, 2018, to all Series A preferred unitholders of record as of November 5, 2018.

(c)
Series B Preferred Units public offering: On October 23, 2018, the Partnership concluded the underwritten public offering of the Series B Preferred Units, representing limited partner interests in the Partnership, at a price of $25.00 per unit. Distributions will be payable on the Series B Preferred Units up to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. The Partnership received net proceeds of $53.3 million from this offering, after deducting underwriters' discounts and commissions and excluding offering expenses. Concurrently with the conclusion of the Series B Preferred Units offering, the Partnership entered into the fourth amended and restated partnership agreement in order to conform its provisions further to the terms and provisions related to the issuance of the Series B Preferred Units and remove references to subordinated units and subordinated period that are no longer in effect.

(d)
Extension of sponsor credit facility: On November 14, 2018, the $30 million Sponsor Facility was extended for an additional five-year term on terms and conditions identical with the initial credit facility.